Via Facsimile and U.S. Mail
Mail Stop 4720

September 25, 2009

Mr. Robert Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
          Form 10-Q for the quarter ended June 30, 2009, as amended
          File No. 1-8787

Dear Mr. Benmosche:

        We have completed our review of your Form 10-Q for the quarter ended June 30, 2009, as amended, and have no further comments at this time.

                            Sincerely,

                            Jeffrey Riedler
                            Assistant Director

cc: Kathleen E. Shannon
        Senior Vice President, Secretary & Deputy General Counsel